Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above. Registered Shareholders and Appointed Proxy Select “I have a login”. Guests Select “I am a guest” and fill in the form. Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi Platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. The control number or username provided by the transfer agent. Appointed Proxy The control number listed on your form of proxy. Registered Shareholders alithya2026 Password (case sensitive) 400-133-563-744 Meeting ID You will need the following information to log in: meetings.lumiconnect.com/400-133-563-744 Meeting Access To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest. To start The meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. You may also provide voting instructions before the meeting by completing the Form of Proxy or Voting Instruction Form that has been provided to you. USER GUIDE - VIRTUAL MEETING

Questions To ask a question, select the Questions tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi Platform online platform will be moderated before being sent to the Chair. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end of the voting period by simply selecting another choice. Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.